                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                        NEW CENTURY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64352D101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                November 8, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 64352D101                    13D




-------------- -----------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------- -----------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------- -----------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES                          1,695,500
            BENEFICIALLY               ------- ---------------------------------
              OWNED BY                   8     SHARED VOTING POWER
                EACH                           0
              REPORTING                ------- ---------------------------------
             PERSON WITH                 9     SOLE DISPOSITIVE POWER
                                               1,695,500
                                       ------- ---------------------------------
                                        10     SHARED DISPOSITIVE POWER
                                               0
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,695,500
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
                                                                            [ ]
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.8%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               OO
-------------- -----------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 64352D101                    13D


-------------- -----------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------- -----------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------- -----------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES                          1,695,500
            BENEFICIALLY               ------- ---------------------------------
              OWNED BY                   8     SHARED VOTING POWER
                EACH                           0
              REPORTING                ------- ---------------------------------
             PERSON WITH                 9     SOLE DISPOSITIVE POWER
                                               1,695,500
                                       ------- ---------------------------------
                                        10     SHARED DISPOSITIVE POWER
                                               0
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,695,500
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
                                                                            [ ]
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.8%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
-------------- -----------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 64352D101                    13D




      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Jeffrey A. Keswin
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------- -----------------------------------------------------------------

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------- -----------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES                          1,695,500
            BENEFICIALLY               ------- ---------------------------------
              OWNED BY                   8     SHARED VOTING POWER
                EACH                           0
              REPORTING                ------- ---------------------------------
             PERSON WITH                 9     SOLE DISPOSITIVE POWER
                                               1,695,500
                                       ------- ---------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               0
-------------- -----------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,695,500
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*          [ ]
-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.8%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
-------------- -----------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                  This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight") and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of common stock of New Century Financial Corporation, a Delaware corporation (the "Issuer").

                  This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issuable to Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner.

ITEM 1.  SECURITY AND ISSUER

                  Securities acquired: Shares of Common Stock, par value $0.01 per share

                  Issuer: New Century Financial Corporation 18400 Von Karman, Suite 1000
                                    Irvine, California 92612

ITEM 2. IDENTITY AND BACKGROUND

                  (a) This statement is filed by: (i) Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), (ii) Mr. David Einhorn and (iii) Mr. Jeffrey A. Keswin, the principals of Greenlight (the "Principals").

                  (b) The business address of Greenlight and the Principals is 420 Lexington Avenue, Suite 1740, New York, NY 10170.

                  (c) Greenlight provides investment management services to private individuals and institutions. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management.

                  (d) None of Greenlight and the Principals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of Greenlight and the Principals have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Greenlight is a Delaware limited liability company. Mr. David Einhorn and Mr. Jeffrey A. Keswin are both United States citizens

ITEM 3. SOURCE AND AMOUNT OF FUNDS

                  As of December 11, 2002, Greenlight had invested (i) $4,167,055 through Greenlight Fund, (ii) $12,818,860 through Greenlight Qualified, and (iii) $16,403,143 through Greenlight. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, as the case may be.

ITEM 4. PURPOSE OF THE TRANSACTION

                  Greenlight, Mr. Einhorn and Mr. Keswin acquired shares of Common Stock for portfolio investment purposes. Greenlight, Mr. Einhorn and Mr. Keswin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. Greenlight, Mr. Einhorn and Mr. Keswin hope to work with the Issuer's management and board of directors to identify and pursue opportunities to increase the value of the Shares. Except as disclosed above, none of the reporting persons have any plans or proposals of the type described in (a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of December 11, 2002, Greenlight, Mr. Einhorn and Mr. Keswin beneficially own 1,695,500 shares of Common Stock of the Issuer, which represents 6.8% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,695,500 shares of Common Stock beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin as of the date hereof, by (ii) 24,929,463 shares of Common Stock outstanding as of October 31, 2002, based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

                  (b) Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

                  The filing of this statement on Schedule 13D shall not be construed as an admission that Greenlight, Mr. Einhorn or Mr. Keswin is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,695,500 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, Greenlight, Mr. Einhorn and Mr. Keswin disclaim all such beneficial ownership.

                  (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made a part hereof.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated December 12, 2002, among Greenlight, Mr. Einhorn and Mr. Keswin.

                                     ANNEX A


         Transaction                     Buy/Sell                     Quantity                     Price per
             Date                                                     (shares)                     Share ($)
------------------------------- ---------------------------- ---------------------------- ----------------------------
           10/16/02                         Buy                        30,000                         19.00
           11/01/02                         Buy                        45,000                         20.91
           11/07/02                         Buy                       370,000                         20.56
           11/08/02                         Buy                       392,000                         20.54
           12/04/02                         Buy                        60,000                         20.17
           12/05/02                         Buy                       101,000                         20.25
           12/06/02                         Buy                        57,000                         20.70
           12/09/02                         Buy                       100,700                         21.48
           12/10/02                         Buy                        72,400                         21.89
           12/11/02                         Buy                         4,400                         22.02

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 12, 2002


                                   GREENLIGHT CAPITAL, L.L.C.

                                   By:      /s/ JEFFREY A. KESWIN
                                            -----------------------------------
                                            JEFFREY A. KESWIN, Managing Member



                                            /s/ DAVID EINHORN
                                   --------------------------------------------
                                   David Einhorn



                                            /s/ JEFFREY A. KESWIN
                                   --------------------------------------------
                                   Jeffrey A. Keswin

                                 EXHIBIT INDEX

      EXHIBIT
      NUMBER                          DESCRIPTION
      -------                         -----------
         1        Joint Filing Agreement dated December 12, 2002, among
                  Greenlight, Mr. Einhorn and Mr. Keswin.